February 25, 2026

Paul LaViolette
Chief Executive Officer
Pulse Biosciences, Inc.
601 Brickell Key Drive, Suite 1080
Miami, FL 33131

       Re: Pulse Biosciences, Inc.
           Registration Statement on Form S-3
           Filed February 19, 2026
           File No. 333-293596
Dear Paul LaViolette:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Adam Finerman, Esq.